

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

CENTER STREET SECURITIES, INC.

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

CONTENTS

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Center Street Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Center Street Securities, Inc as of December 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Center Street Securities, Inc as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Center Street Securities, Inc's management. Our responsibility is to express an opinion on Center Street Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Center Street Securities, Inc's financial statements. The supplemental information is the responsibility of Center Street Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2020.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CENTER STREET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	698,450
Receivable from clearing broker		9,650
Commissions receivable		571,961
Prepaid Taxes		30,247
Tax receivable from Parent		39,209
Investments		354,742
Software, net		3,765
Lease - right to use		241,619
Prepaid expenses and other assets		100,538
TOTAL ASSETS	$	2,050,181

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	726,324
Accrued expenses and other liabilities		136,974
Lease liability		247,439
TOTAL LIABILITIES		1,110,737

SHAREHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	292,041
Retained earnings	639,403
TOTAL SHAREHOLDER'S EQUITY	939,444

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,050,181

The accompanying notes are an integral part of these financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Commissions	$	8,568,906
Service fees		305,621
Non-securities insurance based product revenue		197,277
Dealer reallowance		1,137,455
Other revenue		66,761
TOTAL REVENUES		10,276,020
EXPENSES		
Commissions		7,518,598
Salaries, bonuses and benefits		1,483,683
Insurance and licensing fees		188,856
Brokerage, exchange and clearance fees		114,218
Occupancy and equipment		134,338
Technology		346,977
Travel and entertainment		69,480
Regulatory fees		89,200
Postage and delivery		36,777
Professional fees		305,397
Other expense		101,471
Settlement expense		49,160
TOTAL EXPENSES		10,438,155
OTHER INCOME:		
Gain on extinguishment of debt		227,500
INCOME BEFORE INCOME TAXES		65,365
INCOME TAX BENEFIT		(25,824)
NET INCOME	$	91,189

The accompanying notes are an integral part of these financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE - BEGINNING OF YEAR	500	$ 8,000	$ 292,041	$ 1,198,214	$ 1,498,255
Net income	-	-	-	91,189	91,189
Dividends paid				(650,000)	(650,000)
BALANCE - END OF YEAR	500	$ 8,000	$ 292,041	$ 639,403	$ 939,444

The accompanying notes are an integral part of these financial statements.

CENTER STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net income	$	91,189
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of computer software		9,815
Gain on investments		8,198
Lease - right to use		54,839
(Increase) decrease in operating assets:		
Commission receivable		(69,594)
Deposits with clearing brokers		(2,496)
Receivable from insurance company		11,000
Prepaid Taxes		(30,247)
Tax receivable from Parent		(39,209)
Prepaid expenses and other assets		46,284
Increase (decrease) in operating liabilities:		
Commissions payable		134,352
Settlement payable		(5,000)
Income taxes payable		(37,123)
Accrued expenses and other liabilities		(18,212)
Lease liability		(51,339)
Gain on extinguishment of debt		(227,500)
TOTAL ADJUSTMENTS		(216,232)
NET CASH USED IN OPERATING ACTIVITIES		(125,043)
FINANCING ACTIVITIES		
Dividends paid		(650,000)
NET CASH USED BY FINANCING ACTIVITIES		(650,000)
INVESTING ACTIVITIES		
PPP Loan		227,500
Net Cash Used for Investments		(168,906)
Net Cash Provided by Investing Activity		58,594
NET DECREASE IN CASH		(716,449)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		1,414,900
CASH AND CASH EQUIVALENTS - END OF YEAR	$	698,451
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Noncash right use asset / lease liability	$	242,024

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, real estate investment trusts, and limited partnership and direct participation programs.

The Company is a wholly-owned subsidiary of Center Street Holdings, Inc. (the "Parent").

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits with clearing brokers

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs. The value of these investments is determined by the fund manager.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date.

Advertising and market development

The primary costs incurred regarding advertising and market development are travel and entertainment expenses. Advertising and marketing development costs are expensed as incurred.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ASC 606 on revenue recognition effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Commissions income, receivable, expense, payable, and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the parent company who is the taxpayer for federal income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The Company is liable for state taxes.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The consolidated federal income tax returns for 2018 and 2019 are open to examination. The Company files income tax returns in certain state jurisdictions. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Property, equipment and software

Property, equipment and software are reported at cost, net of accumulated depreciation and amortization, and include improvements that significantly add to productive capacity or extend useful lives. Costs of maintenance and repairs are charged to expense. When depreciable assets are disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain (except trade-ins) or loss is included in operations for the period. Gains on trade-ins are applied to reduce the cost of the new acquisition. Depreciation and amortization is recorded using the straight-line method over the assets' estimated useful lives, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the respective lease term.

Capitalized software is amortized over the life of the contact with the software vendor.

Cash and cash equivalents

The Company considers cash equivalents to include investments with maturity dates of 90 days or less.

Leases

Effective January 1, 2019 the Company implemented FASB accounting rule, ASC 842. ASC 842 requires that all leases other than short-term leases (less than 12 months in duration) are recorded on the balance sheet with a right-of-use asset as an offsetting liability. The new standard also requires disclosures that provide additional information on

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019. Operating lease assets and corresponding lease liabilities were recognized on the Company's consolidated statements of financial condition. There was no material impact which required an adjustment to the opening balance of retained earnings.

The Company is evaluating new accounting standards and will implement as required.

NOTE 3 – CONCENTRATION OF CREDIT RISK

Cash balances The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Concentration of sales and revenue The Company uses different product sponsors. The percent of sales and revenue changes depending on the offering and market environment. The offerings of product sponsors are interchangeable, so as an offering is less attractive another from a different product sponsor may be substituted.

NOTE 4 – INVESTMENTS

The Company's holds certain investments in products that may have limited liquidity. The investments are marked to market at the last sales price or stated price of the investment provided by the product provider using fair value.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2020 the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Level I — The Company maintains balances in its investment accounts which can include money market funds, which are short term in nature with readily determinable values derived from active markets. Level 1 investments had a market value of $74,285 December 31, 2020.

Level 3 — The Company's owns alternative investments of $280,457 at December 31, 2020 which may have limited liquidity. The Company believes values on the balance sheet as of December 31, 2020 approximate the fair market value.

NOTE 4 – INVESTMENTS (Continued)

Level 1 investment consists of $74,284 in Government Money Market Funds. Income on this investment is $5,298 in 2020 and is recorded in other income.

Level 3 investment consists of private equity funds, the value of which is determined by the fund manager.

Investment activity is as follows for 2020:

	Level 1	Level 3	Total
Fair Market value at 12/31/19	$ 64,393	$ 129,641	$ 194,034
Purchases and dividends			
Reinvested	5,298	147,212	152,510
Gains	4,593	3,605	8,198
Fair Market value at 12/31/20	$ 74,284	$ 280,458	$ 354,742

NOTE 5 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following as of December 31, 2019:

Software	$ 22,640
Less accumulated amortization	(18,875)
	$ 3,765

Amortization expense is $9,815 in 2020.

NOTE 6 – INCOME TAXES

The provision for income tax benefit consists of the following for the year ended December 31, 2020:

Federal	$ (21,129)
State	(4,695)
	$ (25,824)

The actual income tax benefit differs from the expected income tax expense due to nontaxable PPP loan proceeds less non-deductible expense, including meals and entertainment and regulatory penalties.

NOTE 7 – LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. In June 2019, the Parent entered into a 5 year lease for the headquarters in Nashville, Tennessee. The Company entered into an operating sublease agreement with the Parent for 80% of the lease and the financial statements reflect the sublease. The lease requires monthly payments of $6,250 which escalate annually on the anniversary date of the lease at

NOTE 7 – LEASES (Continued)

a rate of 3% and expires in July 2024 with an option to renew for 2 years. At this time, it cannot be reasonably be determined if the Parent and / or the Company will exercise its renewal option.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. The lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The estimated borrowing rate used for determining the present value of future payments was 8%. Lease expense for the present value of payments is recognized on a straight-line basis over the lease term.

Rent expense totaled $113,048 for the year ended December 31, 2020. Rent expense includes payments incurred on month to month and short-term leases, defined as 12 months or less, and are not included in future commitments. Rent expense recognized related to short term leases were $4,557, for two copy machines.

Future minimum rental payments under non-cancelable operating leases as of December 31, 2020 are as follows:

Year	Amount
2021	78,414
2022	80,766
2023	81,996
2024	42,309
	283,485
Less imputed interest	(41,461)
	$ 242,024

NOTE 8 – RELATED PARTY TRANSACTIONS

In 2020, total salaries and commissions included in operating expense earned by the President who is also the sole shareholder of the Parent amounted to approximately $375,025.

The Company subleases the space for its main offices from the Parent and made payments to the landlord on the Parent's behalf in 2020 totaling approximately $100,000, receiving reimbursement of approximately $20,000 from an affiliate with common ownership who also subleases a portion of the space. At December 31, 2020 $4,422 was receivable from the affiliate.

The Company rents office space and services on a month to month basis from Thacker Properties, LLC, which is owned by the President. Rent expense and fees for the use of furniture and equipment under this arrangement amounted to approximately $18,000 for

NOTE 8 – RELATED PARTY TRANSACTIONS (continued)

the year ended December 31, 2020.

At December 31, 2020, the Company has a total of $39,209 due from the Parent related to the Company's share of the net income tax benefit.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had regulatory net capital of $483,884, which was $425,943 in excess of its required minimum of $57,941. The Company's percent of aggregate indebtedness to net capital ratio was 179.61%.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The customers of the Company enter into transaction to purchase investments that may have been recommended by the Company's registered representatives. The suitability of these investments, based on the customers investment objectives and risk profile, are evaluated and reviewed by the Company's compliance department. These investments are subject to market fluctuations and risks and occasionally a customer may be unsatisfied with the investment and commence arbitration or litigation proceeding against the Company. During the Company paid $49,100 settlements to customers. The Company also repurchased approximately $158,000 of investments with limited liquidity from a customer as part of a settlement with customer. These investments are included as level 3 investments at year end.

The Company is a defendant on several arbitration cases. It is defending all cases and has estimated its liability at $20,000. The Company has errors and omissions coverage that will cover each case. The terms of the policy for the type of policy under litigation is $125,000 deductible per case with total coverage per $1,000,000 per claim.

NOTE 11 – COMMISSIONS RECEIVABLE

Commission receivable consists of trades, 12b-1 fees and commissions on sales of alternative investments products earned but not yet received. The Company did not have an allowance for doubtful accounts as all receivable amounts are deemed fully collectable.

NOTE 12 – REVENUE

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instruments or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership of the securities have been transferred to / from the customer.

Other commissions are earned on the sale of alternative investment products to qualified investors and are recognized when the services are rendered.

Mutual funds or pooled investments vehicles (collectively, "funds") have entered into agreements with the company to distribute / sell its shares to investors. Fees are paid upfront and over time (12b-1 fees) based on a contractual rate.

Service Fees

The Company earns service fees under agreements from its registered representatives. These fees relate to the cost of licensing, registration, service cost of customer accounts and software access, These fees are recognized when the services are rendered on a monthly basis.

Non-securities insurance based product revenue

The Company earns commissions from variable and life insurance annuities, the commissions are earned upon completion of the contract.

Dealer Reallowance

The Company earns dealer reallowance on the sale of new alternative investment products. These fees are recognized when the services are rendered.

Other Revenue

Other revenue consists of expense reimbursements from registered representatives and realized and unrealized investment gains. Expense reimbursement revenues are recognized when the related expense is incurred.

NOTE 13 –SUBSEQUENT EVENT

The Company evaluated transactions occurring after the year ended December 31, 2020 through March 31. 2021, the date these financial statements were available for issuance.

On December 30, 2020, a stock purchase agreement was executed whereby Jack R Thacker agreed to sell all of the outstanding stock of Center Street Holdings, Inc. to Arete Wealth Inc. This transaction is a change of indirect ownership only, as Center Street Securities, Inc. is owned 100% by Center Street Holdings, Inc. A Continuing Membership Application for this change of indirect ownership was filed with FINRA on December 28, 2020 and in accordance with the rule 1017, the transaction closed on January 28, 2021.

CENTER STREET SECURITIES, INC.

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2020

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 939,444
Nonallowable assets from the Statement of Financial Condition	(454,074)
Net capital before haircuts	485,370
Haircuts	(1,486)
Net capital	$ 483,884
Total aggregate indebtedness	$ 869,117
Computation of basic net capital requirement	
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 57,941
Excess net capital	$ 425,943
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$ 396,973
Percentage of aggregate indebtedness to net capital	179.61 %

The net capital computed above and the Company's computation of net capital on its December 31, 2020 Amended FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Center Street Securities, Inc

We have reviewed management's statements, included in the accompanying Center Street Securities Inc's Annual Exemption Report, in which (1) Center Street Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Center Street Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Center Street Securities, Inc stated that Center Street Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Center Street Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Center Street Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2021

goldman & COMPANY. CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CENTER STREET SECURITIES, INC.

INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS
UNDER RULE 15c3-3 – EXEMPTION REPORT

DECEMBER 31, 2020

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2020 without exception.

Gary Cuccia

Gary Cuccia
Treasurer

Date: 3/31/21

CENTER STREET SECURITIES INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3**

December 31, 2020

The· Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3**

December 31, 2020

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.